THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6000

July 26, 2007

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments with respect to Post-Effective Amendment No. 94 to the registration statement of Unified Series Trust (the “Trust”) in respect its series, the IMS Funds. Our response to your sole comment is set forth below.

Comment: In the principal risks section for each of the IMS Strategic Income Fund and IMS Strategic Allocation Fund, explain under “Non-Diversification Risk” why each of these funds is subject to “substantially more risk and potential volatility” than a diversified fund.

Response:      As requested, we have revised the “Non-Diversification Risk” disclosure for each of the IMS Strategic Income Fund and IMS Strategic Allocation Fund to provide as follows:

Non-Diversification Risk. An investment in a non-diversified fund entails greater price risk than an investment in a diversified fund. As a non-diversified fund, the Fund’s portfolio may at times focus on a limited number of companies. The Fund will be subject to substantially more investment risk and potential for volatility than a diversified fund because the poor performance of an individual security in the Fund’s portfolio will have a greater negative impact on the Fund’s performance than if the Fund’s assets were diversified among a larger number of portfolio securities.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Funds.

Response: As requested, attached as Exhibit A is a “Tandy” representation from the Funds.

We trust that our response satisfactorily resolves the issue you raised. If not, please let us know and we will further revise. Please call me at 314-552-6295 if you have any questions relating to this letter.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

In connection with post-effective amendment no. 94 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, IMS Capital Value Fund, IMS Strategic Income Fund and IMS Strategic Allocation Fund (each a “Fund” and, collectively, the “Funds”), the undersigned hereby states as follows:

1.	Each Fund acknowledges that all disclosures contained in the registration statement about the Fund are its responsibility;

2.

Each Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund hereby represent and warrant that, in the event the SEC takes action against a Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By:/s/ Heather Bonds
Heather Bonds, Secretary